Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(dollar amounts in thousands, except ratios)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income tax provision	$985,654	$(183,156)	$(683,312)	$(467,497)	$55,393
Plus:
Fixed charges	21,211	40,045	131,401	238,498	138,855
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—
Minus:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements	16,499	15,312	15,666	8,805	6,653
Minority interest in pre-tax income of subsidiaries	(1,048)	(2,054)	—	—	—

Adjusted income (loss) before income tax provision	$991,414	$(156,369)	$(567,577)	$(237,804)	$187,595

Fixed Charges:
Add:
Interest expensed and capitalized	$4,590	$24,547	$114,980	$228,369	$131,334
Amortized premiums, discounts and capitalized expense related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	122	186	755	1,324	868
Preference security dividend requirements	16,499	15,312	15,666	8,805	6,653

Total Fixed charges	$21,211	$40,045	$131,401	$238,498	$138,855

Historical ratio of earnings to fixed charges	46.7	(A )	(A )	(A )	1.4
Deficiency	$—	$196,414	$698,978	$476,302	$—

	Pro Forma (B)
	For the Year	For the
	Ended	Year Ended
	December	December
	31, 2010	31, 2009
Earnings:
Income (loss) from continuing operations before income tax provision	$985,654	$(183,156)
Plus:
Fixed charges	4,712	24,733
Amortization of capitalized interest	—	—
Distributed income of equity investees	—	—
Share of pre-tax losses of equity investees	—	—
Minus:
Interest capitalized	—	—
Preference security dividend requirements	—	—
Minority interest in pre-tax income of subsidiaries	(1,048)	(2,054)

Adjusted income (loss) before income tax provision	$991,414	$(156,369)

Fixed Charges:
Add:
Interest expensed and capitalized	$4,590	$24,547
Amortized premiums, discounts and capitalized expense related to indebtedness	—	—
Estimate of interest within rental expense	122	186
Preference security dividend requirements	—	—

Total Fixed charges	$4,712	$24,733

Pro forma ratio of earnings to fixed charges	210.4	(A )
Pro forma deficiency	$—	$181,102

(A)	Due to losses in these periods, the ratio coverage was less than 1:1.

(B)	Assumes exchange of the Series C Preferred Stock and the Series D Preferred Stock for common stock and therefore does not include preferred dividends for these periods, also does not include any gain or loss on the exchange.